EXHIBIT 4.10

DESCRIPTION OF REGISTERED SECURITIES
    As of February 25, 2022, Carriage Services, Inc. (the “Company,” “us,” “we,” or “our”) has one class of securities, our common stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended.
Description of Common Stock
The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation dated July 2, 1996 (as amended, the “Charter”), and our Second Amended and Restated Bylaws dated July 28, 2021 (as amended, the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.10 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws, and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) for additional information.
General
As of February 25, 2022, our authorized capital consisted of 80,000,000 shares of common stock, par value $.01, of which 15,326,738 shares were issued and outstanding, and 40,000,000 shares of preferred stock, par value $.01, of which no shares were issued and outstanding. Our common stock is quoted on the New York Stock Exchange under the symbol “CSV.”
The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of common stockholders. Our common stock does not have cumulative voting rights, which means that the holders of a majority of the voting power of shares of common stock outstanding can elect all the directors, and the holders of the remaining shares will not be able to elect any directors. Each share of common stock is entitled to participate equally in dividends, if, as and when declared by our Board of Directors (the “Board”), and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding shares of preferred stock outstanding. Our shares of common stock have no preemptive rights, redemption rights or sinking fund provisions.
Holders of our common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of stockholders. Such holders do not have the right to cumulate their votes in the election of directors. Holders of our common stock have no redemption or conversion rights, no preemptive or other rights to subscribe for our securities and are not entitled to the benefits of any sinking fund provisions. In the event of our liquidation, dissolution or winding-up, holders of our common stock are entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of all our debts and liabilities, and of the preferential rights of any series of preferred stock then outstanding. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends when, as and if declared by the Board out of funds legally available therefor.
Preferred Stock
Our preferred stock may be issued in series, and shares of each series will have such rights and preferences as may be fixed by the Board in the resolution authorizing the issuance of that particular series. In designating any series of preferred stock, the Board has the authority, without further action by the holders of our common stock, to fix the rights, dividend rate, conversion rights, rights and terms of redemption, and the liquidation preferences of that series of preferred stock, including:

EXHIBIT 4.10

the title of the preferred stock;
the maximum number of shares of the series;
the dividend rate or the method of calculating the dividend, the date from which dividends will accrue and whether dividends will be cumulative;
any liquidation preference;
any optional redemption provisions;
any terms for the conversion or exchange of the preferred stock for other securities of us or any other entity;
any voting rights; and
any other preferences and relative, participating, optional or other special rights or any qualifications, limitations or restrictions on the rights of the shares.
The authorized shares of preferred stock, as well as shares of common stock, are available for issuance without further action by our stockholders, unless stockholder action is required by the rules of any stock exchange or automated quotation system on which our securities are listed or traded. If the approval of our stockholders is not required for the issuance of shares of preferred stock or common stock, the Board may determine not to seek stockholder approval.
Although the Board has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. The Board will make any determination to issue shares based on its judgment as to our best interests and the best interests of our stockholders. The Board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt, including a tender offer or other transaction that some, or a majority of, our stockholders might believe to be in their best interests or that might result in stockholders receiving a premium for their stock over the then current market price of the stock.
Anti-Takeover Provisions
DGCL
We are a Delaware corporation and are subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prevents an “interested stockholder” (defined generally as a person owning 15% or more of our outstanding voting stock) from engaging in a business combination with us for three years following the date that person becomes an interested stockholder, with the following exceptions:

before such date, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
on or after such date, the business combination is approved by the Board and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.
In general, Section 203 of the DGCL defines business combination to include the following:

any merger or consolidation involving the corporation and the interested stockholder;
the sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or
the receipt by the interested stockholder of the benefit of any loss, advances, guarantees, pledges or other financial benefits by or through the corporation.

EXHIBIT 4.10

In general, Section 203 of the DGCL defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or is an affiliate or associate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
Charter and Bylaw Provisions
The Charter provides that the Board is divided into three classes. The directors of each class are elected for three-year terms, with the terms of the three classes staggered so that directors from a single class are elected at each annual meeting of stockholders. Stockholders may remove a director only for cause upon the vote of holders of at least 80% of voting power of the outstanding shares of common stock. In general, the Board, not the stockholders, has the right to appoint persons to fill vacancies on the Board.
The Bylaws provide that special meetings of holders of common stock may be called only by the Board and that only such business proposed by the Board may be considered at special meetings of holders of common stock.
The Bylaws provide that the only business (including election of directors) that may be considered at an annual meeting of holders of common stock, in addition to business proposed (or persons nominated to be directors) by the directors of the Company, is business proposed (or persons nominated to be directors) by holders of common stock who comply with the notice and disclosure requirements set forth in the Bylaws. In general, the Bylaws require that a stockholder give the Company notice of proposed business or nominations in advance of the annual meetings in accordance with the deadlines for such notices set forth therein. In general, the notice must also contain information about the stockholder proposing the business or nomination, the stockholder’s interest in the business, and (with respect to nominations for director) information about the nominee of the nature ordinarily required to be disclosed in public proxy solicitation statements.
The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws requires a greater percentage. The Charter and the Bylaws provide that approval by the holders of at least 66.67% of the voting power of the outstanding voting stock of the Company is required to amend the provisions of the Charter and the Bylaws previously discussed, respectively, and certain other provisions. The combination of our staggered Board, the lack of cumulative voting and the 66.67% stockholder voting requirements will make it more difficult for existing stockholders to replace the Board as well as for another party to obtain control of us by replacing the Board. Because the Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us.
These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of us. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in our management.